June 27, 2005





By: U.S. Mail and facsimile to (202) 772-9208






Mr. John P. Nolan, Accounting Branch Chief and
Ms. Lisa Haynes, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

        RE: FNB Corporation
            Form 10-K
            File No. 000-24141

Dear Mr. Nolan and Ms. Haynes:

     Included in the paragraphs which follow are responses to the four questions raised in your letter of June 16, 2005 related to our Form 10-K for the year ended December 31, 2004. To facilitate your review, we have presented our responses in the same order and under the same captions used in your letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Noninterest income, page 6

Comment 1.

     As discussed in Footnote 1 (e), in accordance with FASB 91, loan origination and commitment fees and certain costs are deferred, and the net amount is amortized over the contractual life of the related loans as an adjustment of the yield. These fees were $1,459,000, $1,584,000 and $944,000 for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in the caption "Interest income: Interest and fees on loans" in the Statement of Income. Fees were higher in 2004 and 2003 due to the acquisition of Bedford Federal Savings Bank on August 1, 2003. These fees were 2.36%, 3.01% and 1.92% of total income from loans in 2004, 2003 and 2002, respectively. The net fees are amortized into income on the straight-line basis.

Securities and Exchange Commission
Page 2 of 3
June 27, 2005



Comment 2.

     The volatility in Loan Origination Fees included in Noninterest income was related entirely to the volume of secondary mortgage activity. The volume of transactions was disclosed in Footnote 17 and is presented below. These fees were $3,131,000, $6,116,000 and $2,894,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Reflected as a percentage of loans sold in the secondary market, the fees were 1.33%, 1.35% and 1.34% for 2004, 2003 and 2002, respectively.


    Year Ended             Loans Originated     Loans Sold
          December 31           (000's)           (000's)

            2004               $240,731          $236,048
            2003                422,699           452,481
            2002                236,300           215,955


There were no changes in the method of accounting for origination fees on portfolio loans or on those related to secondary market activity during the periods.

Contractual Cash Obligations, page 10

Comment 3.

     It is currently our plan to repay maturities of FHLB Advances by replacement borrowings from the FHLB. At December 31, 2004, our total availability under these lines totaled $272,380,000, including outstandings. During the past three years, proceeds from calls and maturities of securities have averaged $86,725,000 providing additional funds for repayment if necessary. Third, reduction in lending activities in relationship to deposit growth could also provide additional funding.

Comment 4.

     Total FHLB borrowings with stated maturities in 2005 were $33 million at December 31, 2004 as presented in Footnote 10. Total FHLB borrowings with either stated maturities or call options in 2005 total $52 million at December 31, 2004 as presented in the Contractual Cash Obligations table required by Section 229.303 of Regulation S-K. In future filings we will include an explanatory comment to that effect as a footnote to the table.

Securities and Exchange Commission
Page 3 of 3
June 27, 2005



In accordance with your request, we acknowledge that:

     FNB Corporation is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission ("Commission");

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     FNB Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope these answers satisfactorily resolve the questions raised during your review of our filing. However, if you desire additional information, if we need to take further action or we can be of help in any other way, please let us know. For future reference, the facsimile number for our corporate offices is 540-381-6768. Thank you for your assistance.


                                        Sincerely yours,



                                      s/William P. Heath, Jr.
                                        William P. Heath, Jr.
                                        President and Chief Executive Officer


                                      s/Daniel A. Becker
                                        Daniel A. Becker
                                        Executive Vice President and Chief
                                         Financial Officer